Exhibit 99.3

SUPPLEMENTAL RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks described under “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the U.S. Securities and Exchange Commission (“SEC”), and all other information contained in, or incorporated by reference in, our filings with the SEC, as updated by those subsequent filings with the SEC under the Securities Exchange Act of 1934, as amended, before making an investment decision. The risks and uncertainties described below and incorporated by reference are not the only ones we face. Additional risks and uncertainties not presently known to us may also adversely affect our business. Our business, financial condition and/or results of operations could be materially and adversely affected if any of these risks occur, and as a result the trading price of our American Depositary Shares (ADSs”) could decline and you could lose all or part of your investment.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional ADSs or other securities convertible into or exchangeable for our ADSs at prices that may not be the same as the price per ADS prior offerings, including our May 2025 offering. We may sell ADSs or other securities in any other offering at a price per ADS that is less than the price per ADS paid by any investors in prior offerings, and investors purchasing shares or other securities in the future could have rights superior to existing ADS holders and shareholders. The price per ADS at which we sell additional ADSs, or securities convertible or exchangeable into ADSs, in future transactions may be higher or lower than the price per ADS paid by any investors in prior offerings.

Sales of a substantial number of our ADSs in the public markets, or the perception that such sales could occur, could cause our ADS price to fall.

We may issue and sell additional ADSs in the public markets, including during future offerings. As a result, a substantial number of our ADSs may be sold in the public market. Sales of a substantial number of our ADSs in the public markets, including during future offerings, or the perception that such sales could occur, could depress the market price of our ADSs and impair our ability to raise capital through the sale of additional equity securities.

Because we do not currently intend to declare cash dividends on our ADSs in the foreseeable future, ADS holders must rely on appreciation of the value of our ADSs for any return on their investment.

We have never paid cash dividends on our ADSs and do not plan to pay any cash dividends in the near future. We currently intend to retain all of our future earnings, if any, to finance the operation, development and growth of our business. Furthermore, any future debt agreements may also preclude us from paying or place restrictions on our ability to pay dividends. As a result, capital appreciation, if any, of our ADSs will be your sole source of gain with respect to your investment for the foreseeable future.

The exercise of our outstanding options will dilute shareholders and ADS holders and could decrease our ADS price.

The exercise of our outstanding options may adversely affect our ADS price due to sales of a large number of ADSs or the perception that such sales could occur. These factors also could make it more difficult to raise funds through future offerings of our securities, and could adversely impact the terms under which we could obtain additional equity capital. Exercise of outstanding options or any future issuance of additional ADSs or other securities, including, but not limited to preferred shares, options, warrants, restricted share units or other derivative securities convertible into our ADSs, may result in significant dilution to our shareholders and ADS holders and may decrease our ADS price.

We have broad discretion in the use of the net proceeds from prior or future offerings and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from prior and potential future offerings, including for any of the currently intended purposes described in the section entitled “Use of Proceeds” in our Prospectus filed with the SEC on May 7, 2025 for our May 2025 offering. Because of the number and variability of factors that will determine our use of the net proceeds from prior and potential future offerings, their ultimate use may vary substantially from their currently intended use. Our management may not apply our cash from prior and potential future offerings in ways that ultimately increase the value of any investment in our securities or enhances shareholder value and ADS holder value. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from prior or potential future offerings in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and government securities. These investments may not yield a favorable return to our shareholders and ADS holders. If we do not invest or apply our cash in ways that enhance shareholder value and ADS holder value, we may fail to achieve expected financial results, which may result in a decline in the price of our ADSs, and, therefore, may negatively impact our ability to raise capital, invest in or expand our business, acquire products or licenses, commercialize our products and services, or continue our operations.

Existing ADS holders will experience immediate and substantial dilution based on the public offering price of any future offering.

We expect that there will be dilution as a result of potential future offerings to existing ADS holders. In addition, all ADS holders will experience further dilution to the extent that we issue ADSs upon the exercise of any warrants issued in such offering or issued in our May 2025 offering, or exercise of options under any equity incentive plans.

There is no public market for any warrants offered in prior offerings.

There is no established public trading market for any warrants offered in prior offerings, including our May 2025 offering, and we do not expect a market to develop. In addition, we do not intend to apply to list any warrants on any securities exchange or nationally recognized trading system, including The Nasdaq Capital Market. Without an active market, the liquidity of any warrants will be limited.

Holders of any warrants purchased in prior offerings will have no rights as ADS holders until such holders exercise such warrants and acquire our ADSs.

Until holders of any warrants acquire ADSs upon exercise of such warrants, holders of warrants will have no rights with respect to the ADSs underlying such warrants, including those holders from our May 2025 offering. Upon exercise of the warrants, as applicable, the holders will be entitled to exercise the rights of an ADS holder only as to matters for which the record date occurs after the exercise date.

Any warrants to purchase ADSs are speculative in nature.

Any warrants previously offered by us, including those from our May 2025 offering, do not confer any rights of ADS ownership on their respective holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire ADSs at a fixed price.

Purchasers who purchased our securities in our May 2025 offering pursuant to a securities purchase agreement may have rights not available to purchasers that purchase our ADSs without the benefit of a securities purchase agreement.

In addition to rights and remedies available to all purchasers in the May 2025 offering under federal securities law and state law, the purchasers that entered into a securities purchase agreement are also able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract provides those investors with the means to enforce the covenants uniquely available to them under the securities purchase agreement including, but not limited to: (i) timely delivery of securities; (ii) agreement to not enter into any financings for 90 days from the date on which the aggregate trading volume of the ADSs (which aggregate trading volume shall include pre-market, market and post-market trading volume) as reported by Bloomberg, LP on and subsequent to the date of the purchase agreement equaled or exceeded 300% of the number of ADSs (including ADSs underlying Pre-Funded Warrants) sold pursuant to the securities purchase agreement on the closing date of the May 2025 offering (and if such date is not a Trading Day, the next Trading Day following such date) (the “Liquidity Date”), and certain variable rate transactions for 180 days from the Liquidity Date; and (iii) indemnification for breach of contract.

The warrants offered in the May 2025 offering may not have value.

The Series A ADS Purchase Warrants (“Series A Warrants”) offered by us in the May 2025 offering have an exercise price equal to 125% of the combined public offering price, and expire on the five-year anniversary of the date the Series A Warrants were issued. In the event that the prevailing market price of our ADSs does not exceed the exercise price of the Series A Warrants, during the period when such Series A Warrants are exercisable, such Series A Warrants may not have any value. There can be no assurance that the market price of our ADSs will ever equal or exceed the exercise price of the Series A Warrants, and consequently, whether it will ever be profitable for holders of Series A Warrants to exercise the Series A Warrants.

The May 2025 offering may result in an immediate trading halt or delisting of our ADSs from The Nasdaq Capital Market due to public interest concerns.

Under Nasdaq Listing Rule 5101, The Nasdaq Stock Market has broad discretionary authority to terminate the listing of securities, subject to a timely-requested hearing, if it determines that continued listing is not in the public interest, even if the issuer is in compliance with The Nasdaq Stock Market’s enumerated listing criteria. The Series A Warrants contain exercise price reset and share combination event provisions that may result in a downward adjustment to the exercise price, subject to a floor price, and a corresponding increase in the number of ADSs issuable upon exercise therefor, such that the aggregate exercise price would remain unchanged. As a result of such features, the number of ADSs issuable upon exercise of the Series A Warrants may increase significantly. Further, the Series B ADS Purchase Warrants (the “Series B Warrants”) offered in the May 2025 offering contained similar exercise price reset and share combination event provisions as the Series A Warrants contained a “zero exercise price” option, where the maximum number of ADSs issuable upon exercise of the Series B Warrants equaled the product of (a) the aggregate number of ADSs that would be issuable upon exercise of the Series B Warrant in accordance with the terms of such Series B Warrant if such exercise were by means of a cash exercise rather than a cashless exercise multiplied by (b) 3.0. If The Nasdaq Stock Market determines the terms of the May 2025 offering raise public interest concerns due to the dilutive nature of the transaction, or any other reason, The Nasdaq Stock Market may issue a determination letter to delist our ADSs pursuant to its discretionary authority under Listing Rule 5101. In that event, even if we were to timely request a hearing with respect to The Nasdaq Stock Market’s determination to delist our ADSs, The Nasdaq Stock Market may still impose an immediate halt on the trading of our ADSs pursuant to Nasdaq Listing Rule 4120(a)(5) pending the outcome of such hearing. If trading in our ADSs were to be halted or if The Nasdaq Stock Market were to determine to delist our ADSs, investors could lose all or part of their investment and our ability to raise additional capital through the public or private sale of equity securities would be adversely affected.

The price of our ADSs may decline and fall below the minimum bid price requirement required by the Nasdaq Listing Rules, including Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A)(iii) which could result in our ADSs being delisted from The Nasdaq Capital Market. A delisting of our ADSs from The Nasdaq Capital Market could adversely affect our ability to raise additional capital through the public or private sale of equity securities, the ability of investors to dispose of ADSs or obtain accurate quotations as to the market value of our ADSs and the price and value of our ADSs.

Our ADSs are currently listed on The Nasdaq Capital Market. Continued listing of a security on The Nasdaq Capital Market is conditioned upon compliance with various continued listing standards. In particular, the requirements for The Nasdaq Capital Market impose a minimum $1.00 per share bid price requirement. To comply with this requirement, the closing price for our ADSs must not fall below $1.00 for a 30 consecutive trading day period. If we are unable to maintain a minimum closing price of $1.00 per ADS for the preceding 30 consecutive trading days, we will receive a deficiency letter from the staff of The Nasdaq Stock Market (the “Staff”). The Staff may provide us with a 180-calendar day grace period to regain compliance with the bid price requirement. If we are unable to regain compliance with the bid price requirement within the 180-calendar day grace period or if no grace period is made available to us, we may be delisted from The Nasdaq Capital Market unless we change the ratio of our ADSs to ordinary shares; however, there can be no assurance that we will be able to change the ratio of our ADSs to ordinary shares or that, if we are able to change the ratio, changing the ratio of our ADSs to ordinary shares will allow us to regain compliance with the bid price requirement. We currently do not have plans to change the ratio of our ADSs to ordinary shares or to implement a reverse stock split with respect to our ordinary shares.

Additionally, in the event of a delisting notice, we would typically have an opportunity to appeal such decision to the Nasdaq Hearing Panel or take other measures to preserve the listing of our ADSs on The Nasdaq Capital Market, but these measures and any appeal may not be successful. Additionally, if our ADSs have a closing bid price of $0.10 or less for ten consecutive trading days, the Staff must issue a delisting determination to us and no grace period to regain compliance will be provided.

If our ADSs are delisted by The Nasdaq Stock Market, our ADSs may be eligible to trade on an over-the-counter quotation system, where an investor may find it more difficult to sell our ADSs or obtain accurate quotations as to the market value of our ADSs. We cannot ensure that our ADSs, if delisted from The Nasdaq Capital Market, will be listed on any national securities exchange or quoted on an over-the counter quotation system.

In the event we are delisted from The Nasdaq Capital Market, the only established trading market for our ADSs would be eliminated, and we would be forced to list our shares on the OTC Markets or another quotation medium, depending on our ability to meet the specific listing requirements of those quotation systems. As a result, an investor would likely find it more difficult to trade or obtain accurate price quotations for our ADSs. Delisting would likely also reduce the visibility, liquidity, and value of our ADSs, reduce institutional investor interest in our company, and may increase the volatility of our ADSs. Delisting could also cause a loss of confidence of potential industry partners, lenders, and employees, which could further harm our business and our future prospects.

Unless our ADSs are listed on a national securities exchange, such as The Nasdaq Stock Market, our ADSs will also likely be subject to the regulations and restrictions regarding trading in “penny stocks,” which are those securities trading for less than $5.00 per share, and that are not otherwise exempted from the definition of a penny stock under other exemptions provided for in the applicable regulations. These penny stock requirements and regulations could severely limit the liquidity of our ADSs in the secondary market because fewer brokers or dealers would be likely to be willing to undertake related compliance activities to trade in our ADSs. If our ADSs are not listed on a national securities exchange, the rules and restrictions regarding penny stock transactions may limit an investor’s ability to sell to a third-party and our trading activity in the secondary market may be reduced. Delisting from The Nasdaq Capital Market would also likely limit the range and attractiveness of strategic alternatives that we are able to consider, adversely affect our ability to raise additional capital through the public or private sale of equity securities, significantly affect the ability of investors to trade our securities, and/or negatively affect the value and liquidity of our ADSs.